VIA DRS FILING

April 28, 2017

Re:	British American Tobacco p.l.c.

Draft Registration Statement on Form F-4

Submitted March 20, 2017

CIK No. 0001303523

Dear Mr. Brown:

On behalf of British American Tobacco p.l.c. (“BAT”), we submit this letter in response to the comments and requests for additional information contained in your letter dated April 14, 2017 (the “Comment Letter”) from the staff of the Office of Transportation and Leisure (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”), related to the above-referenced draft Registration Statement on Form F-4 (the “Registration Statement”) submitted on March 20, 2017.

BAT has revised the Registration Statement in response to the Comment Letter and is concurrently submitting an amended draft registration statement on Form F-4 (the “Amended Registration Statement”) that reflects these revisions and generally updates, clarifies, and renders more complete the information contained therein.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment our response. Unless the context otherwise requires, all references to page numbers and section headings in the responses to the Staff’s comments correspond to the pages in the Amended Registration Statement. All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement. We have supplementally provided a marked copy of the Amended Registration Statement against the March 20, 2017 submission to facilitate the Staff’s review.

Cover Letter

1.	Please revise the cover letter to clarify that this is a transaction between affiliates. In addition remove the references to “arms-length” or “arm’s-length” negotiations here and elsewhere, which are inappropriate in a transaction with an affiliate.

Response: In response to the Staff’s comment, the cover letter has been revised to clarify that for the purposes of Rule 13e-3, each of the BAT parties may be deemed to be an affiliate of RAI. As further discussed below, the making of these statements and the filing of Schedules 13E-3 are not an admission by BAT or RAI that RAI is “controlled” by BAT.

BAT respectfully disagrees with the Staff’s comment that references to “arms-length” or “arm’s-length” negotiations are per se inappropriate in a Rule 13e-3 transaction. A release by the Commission interpreting Rule 13e-3 stated that in a going private transaction “the terms of the transaction, including the consideration received and other effects upon unaffiliated security holders, may be designed to accommodate the interests of the affiliated parties rather than determined as a result of arm’s-length negotiations.” Going Private Transactions under Rule 13e-3, Exchange Act Release No. 17719, 22 SEC Docket 783 (Apr. 13, 1981) (emphasis added). BAT respectfully notes that although the Commission’s release suggests that there may be circumstances where the terms of a Rule 13e-3 transaction are not negotiated on an arm’s length basis, it does not preclude the possibility of a scenario in which a Rule 13e-3 transaction is negotiated on an arm’s length basis. In addition, there is extensive case law interpreting substantive corporation law that sets forth the circumstances where going-private negotiations between even a controlling stockholder (which BAT is not) and the acquired company are considered to be at arm’s length. The Supreme Court of Delaware held that where certain procedural safeguards are in place, including the creation of an adequately empowered and well-functioning special committee of independent directors, there can exist real bargaining power on behalf of the corporation and its public stockholders such that the transaction “acquires the shareholder-protective characteristics of third-party, arm’s-length mergers.” Kahn v. M & F Worldwide Corp., 88 A.3d 635, 644 (Del. 2014).

RAI, BAT and B&W are parties to a governance agreement pursuant to which entry into the transactions contemplated by the merger agreement, including the merger, requires the approval of a majority of the independent directors of RAI other than directors designated for nomination by B&W. In furtherance of this requirement, the RAI board of directors appointed the Transaction Committee, consisting exclusively of independent directors, none of whom were appointed by B&W. In addition, both of the BAT officers who are members of the RAI board of directors recused themselves from all discussions and consideration of the transaction. As discussed in the Amended Registration Statement, the purpose of the appointment by the RAI board of directors of the Transaction Committee was to ensure that the negotiations could be conducted on an “arm’s length” basis between BAT and its advisors, on the one hand, and the Transaction Committee and its advisors, on the other hand. The RAI board of directors delegated to the Transaction Committee the power and authority to, among other things, evaluate, discuss and negotiate the terms and conditions of, approve, recommend and/or reject (1) any proposals by BAT to acquire RAI, (2) any other potential transaction with BAT and (3) any potential alternative strategic transaction. In connection with the foregoing, the Transaction Committee retained independent legal and financial advisors to provide professional advice and to assist throughout the entire negotiation process, as further discussed in the section of the Amended Registration Statement entitled “Background of the Merger.” The Transaction Committee has acted independently of the RAI board of directors in all aspects of this transaction and has exercised due care in approving the merger agreement and the transactions contemplated thereby.

In light of the foregoing, the “arm’s length” characterization in this particular case is appropriate.

We note that references to “arm’s length” negotiations were used in the Form F-4 filed in connection with the Rule 13e-3 transaction in which Alcon, Inc. (“Alcon”) was acquired by Novartis AG (the “Alcon Transaction”). BAT refers the Staff to the following circumstances described in the Alcon Transaction: (i) Novartis AG had a 78% ownership interest in Alcon, which is significantly more than BAT’s 42% minority interest in RAI, (ii) Alcon’s board of directors established an independent director committee composed of independent directors for the purpose of evaluating and negotiating the terms of the merger and (iii) the independent director committee retained independent legal and financial advisors. We note that references to “arm’s length” negotiations were also used in the Schedule 14A filed in respect of the Rule 13e-3 transaction in which J.Crew Group, Inc. (“J.Crew”) was acquired by Chinos Holdings, Inc. and Chinos Acquisition Corporation, both affiliates of TPG Capital, L.P. and Leonard Green & Partners, L.P. (the “J.Crew Transaction”). BAT refers the Staff to the following circumstances described in the J.Crew Transaction: (i) TPG Capital, L.P. had an

extensive history with and ownership interest in J.Crew, (ii) J.Crew’s board of directors established a special committee composed entirely of independent members for the purpose of evaluating and negotiating the terms of the merger, as well as any strategic alternatives and (iii) the special committee retained independent legal and financial advisors.

BAT respectfully requests that the Staff reconsider this comment.

2.	Please revise to include the legend required by Rule 13e-3(e)(1)(iii). Refer to the Instructions to Rule 13e-3(e)(1).

Response: In response to the Staff’s comment, BAT has amended the legend in the Amended Registration Statement required by Rule 13e-3(e)(1)(iii).

About This Proxy Statement/Prospectus

3.	The term “Unaffiliated Shareholders” is defined in such a way as to include affiliates other than the BAT Group. The statements required by Item 1014(a) of Regulation M-A appearing elsewhere in the proxy statement/prospectus, which use this definition, must speak only to unaffiliated security holders. Please revise.

Response: In response to the Staff’s comment, the definition of “Unaffiliated Shareholders” in the section “About this Proxy Statement/Prospectus” has been revised.

Special Factors Relating to RAI Proposal I, page 39

4.	Each presentation, discussion, or report held with or presented by an outside party, whether in draft, preliminary or final form, oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please revise the proxy statement/prospectus to summarize any and all presentations made by any outside party. In this regard, we note the various financial advisors made a number of preliminary and other presentations to BAT and RAI, respectively, which have not been summarized in this section. We also note that the Materials of BAT’s Financial Advisors section on page 96 does not include summaries of the Financial Advisor Materials as required by Item 1015(b)(6) of Regulation M-A.

Response: In response to the Staff’s comment, the Amended Registration Statement has been revised to include disclosure (i) on pages 74-75, summarizing the written and oral preliminary presentations made by Goldman Sachs to the Transaction Committee, and in some cases, the RAI board of directors, on October 28, 2016, November 4, 2016, November 8, 2016, November 23, 2016, December 7, 2016, December 20, 2016, January 5, 2017, January 10, 2017 and January 14, 2017 and (ii) on pages 87-89, summarizing the preliminary financial analyses conducted by J.P. Morgan and discussed with the RAI board of directors on November 8, 2016, December 7, 2016, December 20, 2016, January 10, 2017 and January 14, 2017.

BAT acknowledges that each presentation, discussion or report held with or presented by an outside party, whether in draft, preliminary or final form, oral or written, is required to be described to the extent required by Schedule 13E-3 and Item 1015 of Regulation M-A. BAT also acknowledges that the presentations reviewed and discussed on October 10, 2016 and November 11, 2016 are preliminary drafts that were prepared by Deutsche Bank and Centerview but advises the Staff that there were no subsequent or final copies of these presentations. BAT requested and received draft valuation reports solely for the purpose of providing the Finance Director of BAT, Ben Stevens, with reference materials to be used during the negotiation process. Pursuant to Item 9 of Schedule 13E-3 and Item 1015 of Regulation M-A, BAT does not believe further disclosure regarding the presentations reviewed and discussed at the meetings held on October 5, 2016, October 13, 2016 or November 21, 2016 is required, as BAT does not consider any preliminary copies of these presentations to be materially different from the final presentations.

In response to the Staff’s comment that summaries of the Financial Advisor Materials be included in the “Materials of BAT’s Financial Advisors” section, BAT respectfully refers the Staff to the existing disclosure in the section entitled “Background of the Merger,” which contains the descriptions required by Item 1015 of Regulation M-A and is cross-referenced in the “Materials of BAT’s Financial Advisors” section.

Background of the Merger, page 39

5.	We note on October 20, 2016 that Ms. Cameron and “a member of the RAI board of directors” received a telephone call from Mr. Durante regarding BAT’s initial nonbinding proposal. Please revise to specifically identify the referenced board member.

Response: BAT respectfully informs the Staff that Mr. Durante did not call a member of the RAI board of directors in addition to Ms. Cameron, but rather that at the time of the call, Ms. Cameron was the President and Chief Executive Officer of RAI and also served as a member of the RAI board of directors. In response to the Staff’s comment, BAT has revised the disclosure on page 42 to clarify this.

Position of BAT and Merger Sub as to the Fairness of the Merger, page 55

6.	We note that the BAT parties intend to file a Schedule 13E-3. In light of that filing requirement determination by the BAT parties, it is not then appropriate for a filing person to implicitly or explicitly disclaim that it is an “affiliate” as defined in Rule 13e-3, that it is engaged in a Rule 13e-3 transaction, or that it “controls” RAI. Please revise the first and fourth paragraphs accordingly and the disclosure in the first paragraph under “BAT’s Purposes and Reasons for the Merger” on page 51.

Response: In response to the Staff’s comment, BAT respectfully advises the Staff that it believes that the statements in the first paragraph under “BAT’s Purposes and Reasons for the Merger” on page 51 are an accurate reflection of the position of the filing persons. BAT understands that the Staff interprets the concept of an “affiliate” and the related applicability of Rule 13e-3 to a transaction broadly, in light of the policy of full disclosure to stockholders. For example, although there is no statute or guidance that declares ownership of 10% or more of the voting stock of a corporation to be the equivalent of “affiliate” status for the purposes of Rule 13e-3, the 10% ownership threshold is generally understood to be one factor, among others, that the Staff has historically considered as a trigger to an individual’s obligations as an “affiliate” under the SEC Rules. See American Standard, SEC No-Action Letter, 1972 WL 19628, at *4 (Oct. 11, 1972) (referring to a person’s status as a “10% shareholder” as one of the indicia of “affiliate” status).

Although BAT believes there are strong arguments that its transaction with RAI does not fall within the scope of Rule 13e-3, BAT is willing to comply with Rule 13e-3 because BAT does not object to the more extensive disclosure that Rule 13e-3 requires. BAT, however, does not believe that this willingness requires BAT to concede that it “controls” RAI in general and particularly for purposes of substantive state corporation law, which it does not. BAT respectfully suggests that the test for “control” in that context is very different from the test customarily used for identifying “affiliates” for Rule 13e-3 purposes. The meaning of “control” in the corporation law context is also very different from the meaning in the Rule 13e-3 context. For Rule 13e-3, the concept of “control” is used as a trigger for enhanced disclosure requirements, whereas the distinct concept of “control” in state corporation law may affect the substantive legal relationship between the controlling stockholder and the other stockholders. Indeed, judicial decisions have recognized a lack of control under state corporation law where a party filed a Schedule 13E-3. For example, the Delaware Chancery Court and Delaware Supreme Court found a minority stockholder, who filed a Schedule 13E-3, to be non-controlling. In re KKR Fin. Holdings LLC S’holder Litig., 101 A.3d 980, 989 n.20, 995 (Del. Ch. 2014), aff’d sub nom. Corwin v. KKR Fin. Holdings LLC, 125 A.3d 304 (Del. 2015). Moreover, under Delaware law, although a minority stockholder can be deemed to be controlling in limited circumstances, a stockholder is not considered controlling unless it has “such formidable voting and managerial power that [it], as a practical matter, [is] no differently situated than if [it] had majority voting control. In re PNB Holding Co. S’holders Litig., No. Civ. A. 28-N, 2006 WL 2403999, at *9 (Del Ch. Aug. 18, 2006).

BAT has an indirect, minority 42% beneficial ownership interest in RAI, and BAT and RAI do not believe that BAT controls RAI. As detailed in the Amended Registration Statement, in connection with the B&W business combination, RAI, B&W and BAT entered into a governance agreement, which contains extensive and unusual limitations on the BAT parties that preclude the BAT parties from exercising control over RAI. The governance agreement was the product of arm’s length negotiations between B&W and BAT, on the one hand, and RAI, on the other hand, prior to B&W acquiring its 42% ownership interest in RAI. Furthermore, RAI’s decision to approve the B&W business combination was in part based on its consideration of the limiting provisions in the governance agreement. The governance agreement sets forth, among other things, B&W’s right to designate for nomination only five directors (at least three of whom are required to be independent directors) to the RAI board of directors, which since the B&W combination, has been composed of at least thirteen directors but, since the merger with Lorillard, Inc., has been temporarily increased to fourteen directors. The governance agreement also requires that BAT and its subsidiaries cast their votes for the directors of RAI, beyond the five directors B&W may designate for nomination, in favor of individuals nominated by a committee of the RAI board consisting exclusively of directors who are independent of BAT and its subsidiaries.

Under the terms of the governance agreement, entry into the transactions contemplated by the merger agreement, including the merger, requires the approval of a majority of the independent directors of RAI other than directors designated for nomination by B&W. In furtherance of this requirement, the RAI board of directors established the independent Transaction Committee, comprising independent directors, none of whom were appointed by B&W. The merger was negotiated entirely under the direction of the Transaction Committee to ensure that the merger is both substantively and procedurally fair to the Unaffiliated Shareholders. Under Delaware law, as a minority stockholder, in order to demonstrate “control” over the transaction, BAT would have had to exercise a power “so potent that independent directors . . . cannot freely exercise their judgment, fearing retribution” from BAT. In re KKR Fin. Holdings LLC S’holder Litig., 101 A.3d at 993 (internal quotation marks omitted) (quoting In re Morton’s Rest. Grp., Inc. S’holders Litig., 74 A.3d 656, 665 (Del. Ch. 2013)). Such an influence is not present in this transaction.

Based on the facts and circumstances surrounding this transaction, BAT does not believe that BAT is a controlling stockholder of RAI for purposes of federal securities law, state corporation law or otherwise. Accordingly, BAT has revised the disclosure on pages 51, 55 and 56 to clarify this distinction and respectfully asks the Staff to reconsider its position.

7.	We note that the BAT parties considered certain opinions received by the Transaction Committee and the RAI board of directors with respect to the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of another party with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, the filing party must specifically adopt the analysis of the other party in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 17719 (April 13, 1981). Please revise to clarify whether the BAT parties adopted these analyses. Note, however, that to the extent such persons did not adopt another party’s discussion and analysis or such discussion and analysis does not address each of the factors listed in Item 1014, such filing person must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant or were considered but given little weight in the context of this transaction. Please also revise the Position of RAI as to the Fairness of the Merger section on page 65 in a similar manner.

Response: In response to the Staff’s comment as to the Transaction Committee and the RAI board of directors, the disclosure on page 66 in “Position of RAI as to the Fairness of the Merger” has been revised.

As discussed on page 55, the BAT parties did not receive advice from the legal or financial advisors to the RAI board of directors or the Transaction Committee as to the fairness of the merger. Moreover, although the BAT parties considered the fact that the Transaction Committee and the RAI board of directors requested and received opinions from their respective advisors as to the fairness of the merger consideration in determining that the transaction was fair, the determination of the BAT parties as to the fairness of the transaction was not based on the opinions themselves or the analyses supporting them. The opinions were only shown to the BAT parties after the merger agreement was signed. In response to the Staff’s comment, BAT has revised the disclosure to clarify that the BAT parties did not rely on or adopt the analysis of, or the opinions received by, the Transaction Committee or the RAI board of directors. Please refer to page 55 and 57.

With respect to the factors listed in Item 1014 of Regulation M-A that the BAT parties have considered, BAT believes such factors are adequately addressed on pages 57-59. Among the factors listed in Item 1014 of Regulation M-A, the current and historical market prices of RAI common stock have been discussed on pages 57-58. The BAT parties did not consider RAI’s net book value, liquidation value or going concern value, for the reasons set forth in detail on pages 58-59. On page 59, the BAT parties stated that they are not aware of, and thus did not consider, any firm offer for a merger, sale of all or a substantial part of RAI’s assets, or a purchase of a controlling amount of RAI securities having been received by RAI from anyone other than a BAT party in the two years preceding the signing of the merger agreement. As to the factor of “purchase prices paid in previous purchases disclosed in response to Item 1002(f) of Regulation M-A,” on page 59, the BAT parties state that they did not specifically consider the purchase price paid in the transactions under “—Transactions in RAI Common Stock.”

8.	We note that the BAT parties did not consider net book value. Please disclose net book value per share. See Item 1010(c)(5) of Regulation M-A.

Response: BAT respectfully refers the Staff to the section “Comparative Historical and Unaudited Pro Forma Per Share Data” in which the net book value per share is disclosed on page 179.

9.	Please describe how the BAT parties considered historical market prices. Disclosure only appears to address how they considered current market prices. This comment also applies to the Transaction Committee and the RAI board of directors.

Response: In response to the Staff’s comment, BAT has revised the disclosure on pages 57-58 to include a description of the consideration given to historical market prices.

Analysis of historical market prices was one of several determining factors considered by the Transaction Committee and the RAI board of directors, as noted on page 61. Other factors considered by the RAI board of directors and Transaction Committee have been disclosed beginning on page 61. In response to the Staff’s comment, additional disclosure regarding the consideration of historical market prices by the Transaction Committee and the RAI board of directors has been made on page 63.

10.	Please make the statements required by Items 1014(d) and (e) of Regulation M-A.

Response: In response to the Staff’s comment, BAT respectfully advises the Staff that it believes that the disclosure under the section “Position of BAT and Merger Sub as to the Fairness of the Merger” beginning on page 55 includes all disclosure required by Items 1014(d) and (e). Specifically, Item 1014(d) is addressed in the penultimate paragraph on page 55 and the penultimate bullet on page 56 and Item 1014(e) is addressed in the lead-in paragraph on page 56.

Position of RAI as to the Fairness of the Merger, page 65

11.	Please disclose how the Transaction Committee and the RAI board of directors considered the going concern value of RAI.

Response: In response to the Staff’s comment, additional disclosure has been added to page 63.

Opinion of Goldman Sachs, page 67

Selected Transaction Analysis, page 70

12.	Please revise to disclose the EV and LTM EBITDA calculation and multiple for each target company and for each selected transaction.

Response: In response to the Staff’s comment, additional disclosure has been added to page 70.

13.	If any transactions meeting the selection criteria were excluded from the analysis please state the reasons for making such exclusions. Similarly, explain the reasons for any exclusion with respect to the J.P. Morgan Public Trading Multiples Analysis on page 76, the Lazard Selected Comparable Company Analyses on page 89, and the Lazard Selected Precedent Transactions Analyses on page 91.

Response: In response to the Staff’s comment, the disclosure with respect to Goldman Sachs has been revised on page 70, the disclosure with respect to J.P. Morgan has been revised on page 78 and the disclosure with respect to Lazard has been revised on pages 93 and 95. J.P. Morgan has advised that it did not exclude any companies meeting the selection criteria of J.P. Morgan’s Public Trading Multiples Analysis described on page 78. Lazard has advised that it did not exclude any companies or transactions, as applicable, meeting the selection criteria from Lazard’s Selected Comparable Company Analyses or Lazard’s Selected Precedent Transactions Analyses described on pages 93 and 95, respectively.

Opinion of J.P. Morgan, page 75

Public Trading Multiples Analysis, page 77

14.	Please revise to disclose the FV, 2017E EBITDA, P/E 2017E calculation and multiple for each selected company. In addition please describe the methods used to calculate estimated EBITDA and estimated EPS.

Response: In response to the Staff’s comment, the disclosure has been revised on page 78.

Selected Transaction Multiples Analysis, page 79

15.	Please revise to disclose the FV and LTM EBITDA calculation and multiple for each target company and for each selected transaction.

Response: In response to the Staff’s comment, the disclosure has been revised on page 80.

16.	Please further describe the selection criteria used for the businesses selected. If any businesses meeting the selection criteria were excluded from the analyses, please state the reasons for making such exclusions.

Response: In response to the Staff’s comment, the disclosure has been revised on page 79. J.P. Morgan has advised that it did not exclude any business meeting the selection criteria of J.P. Morgan’s Selected Transaction Multiples Analysis described on page 79.

Opinion of Lazard, page 89

17.	The staff notes the disclaimer of responsibility by Lazard relating to the forecasts and the assumptions on which they are based. While it may be acceptable to include qualifying language concerning these forecasts and assumptions, it is inappropriate to disclaim responsibility for disclosures made in the document. A similar disclaimer appears in the fairness opinion. Please revise.

Response: In response to the Staff’s comment, the disclosure has been revised on page 90, along with language included in Lazard’s opinion that is attached as Annex D to the Amended Registration Statement.

Selected Comparable Company Analyses, page 93

18.	Please revise to disclose the enterprise value calculation and share price for each selected company. In addition please describe the methods Lazard used to calculate estimated EBITDA and estimated EPS.

Response: In response to the Staff’s comment, the disclosure has been revised on page 94.

Materials of BAT’s Financial Advisors, page 100

19.	Please revise the third and fourth paragraphs regarding the compensation of Deutsche Bank and Centerview to provide the information required by Item 1015(b)(4) of Regulation M-A. In this regard, any fees received or to be received in the past two years should be quantified.

Response: In response to the Staff’s comment, BAT has revised the disclosure to quantify the fees paid or to be paid by the BAT Group or the RAI Group to Deutsche Bank and Centerview during the past two years. Please see pages 100-101.

RAI Unaudited Financial Forecasts, page 102

20.	Please revise this section to describe the key assumptions relied upon by RAI’s management in the preparation of the unaudited financial forecasts so that recipients of the proxy statement/prospectus can have a better understanding of the basis for and limitations of the forecasts.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 102-103 to further describe the key assumptions relied upon in the preparation of the unaudited financial forecasts.

21.	Please disclose all projections, including any synergy estimates, prepared by or on behalf of BAT or RAI that are materially related to the Rule 13e-3 transaction, whether relating to BAT or RAI.

Response: In response to the Staff’s comment, additional disclosure of projections materially related to the transaction has been added to pages 103-104. Please see pages 52-53 for disclosure of synergy estimates by BAT. Additional disclosure of synergy estimates by RAI has been added to pages 101-102.

22.	Disclosure states that the inclusion of the forecasts should not be regarded as an indication that RAI or any other recipient of the forecasts considered, or now considers, the forecasts to be material. Please advise how that can be the case, given that the forecasts were used in the fairness opinions.

Response: In response to the Staff’s comment, the disclosure on page 101 has been revised to remove the statement that the inclusion of the forecasts should not be regarded as an indication that RAI or any other recipient of the forecasts considered, or now considers, the forecasts to be material.

Financing of the Merger, page 104

23.	Please disclose total amount of cash estimated to be paid as merger consideration, and clarify the amount of that cash consideration that would be financed under the acquisition facility and the amount that would be financed with bond issuances. Please also provide the information required by Item 1007 of Regulation M-A with respect to the bond issuances.

Response: BAT respectfully informs the Staff that the total amount of cash currently estimated to be paid as merger consideration is $24.4 billion. BAT expects to use the acquisition facility to pay all of the cash consideration; bond issuances are an alternative source of financing to the acquisition facility. BAT also intends to issue bonds to refinance the acquisition facility after completion of the merger. Accordingly, BAT has updated the disclosure on page 14, page 25 and pages 104-105.

Certain Relationships between BAT and RAI, page 120

24.	Disclosure states that during 2015 RAI repurchased 1,820,453 shares of common stock for the aggregate amount of $82 million, and during 2016 RAI repurchased 1,817,846 shares of common stock for the aggregate amount of $93 million. Please provide the disclosure required by Item 1002(f) of Regulation M-A with respect to these repurchases and disclose what consideration was given under Item 1014 of Regulation M-A to these repurchases. See Instruction 2(vi) to Item 1014.

Response: In response to the Staff’s comment, the disclosure has been revised on page 122 to include a cross reference to the section “Security Ownership of certain Beneficial Owners and Management—Transactions in RAI Common Stock—Transactions in RAI Common Stock During the Past Two Years” on pages 426-427, which includes a table reflecting the total amount of securities purchased, the range of prices paid and the average purchase price by RAI for repurchases of RAI common stock for each quarter during the past two years. Additional disclosure regarding the consideration given under Item 1014 of Regulation M-A to repurchases has been included on pages 59 and 62.

Accounting Treatment, page 133

25.	We note your disclosure that BAT will be treated as the acquirer in the transaction for accounting purposes. Please revise your disclosure to provide a more thorough explanation and analysis to clarify how you determined that BAT was the accounting acquirer. Please see Item 4(a)(5) of Form F-4 and paragraph B64(d) of IFRS 3.

Response: In response to the Staff’s comment, BAT has revised the disclosure on page 133 to include the factors considered when determining that BAT was the accounting acquirer.

Selected Historical Consolidated Financial Data of BAT, page 170

26.	We note your reconciliation of “Adjusted profit from operations” on page 166 begins with “Profit for the year” as calculated in accordance with IFRS. Please revise this reconciliation to begin with “Profit from operations”, as this appears to be the most directly comparable measure calculated in accordance with IFRS. Please refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response: In response to the Staff’s comment BAT has revised the reconciliation of “Adjusted profit from operations” on page 172 to begin with “Profit from operations.”

The Companies, page 185

27.

We note that RAI and the BAT parties intend to file a Schedule 13E-3. We also note that this section doesn’t include any information on BATUS, B&W or Louisville. Rule 13e-3 requires that each affiliate engaged in a going private transaction file on Schedule 13E-3 and furnish the required disclosures. Please confirm who will be listed as a filing person on the Schedule 13E-3 and, to the extent applicable, revise the proxy statement/prospectus to include all required disclosures related to such persons. Please also ensure that the proxy statement/prospectus includes all required information relating to each person specified in Instruction C to Schedule 13E-3.

Response: BAT respectfully confirms BAT, BATUS Holdings Inc., Brown & Williamson Holdings, Inc., Louisville Securities Limited and Flight Acquisition Corporation will each be filing persons on a Schedule 13E-3, and Reynolds American Inc. will be a filing person on a separate Schedule 13E-3. For all required disclosures relating to such filing persons and each person specified in Instruction C to Schedule 13E-3, BAT respectfully directs the Staff to the sections “Other Important Information Regarding the Parties” beginning on page 408 and “Security Ownership of Certain Beneficial Owners and Management” beginning on page 411.

Business of BAT, page 227

28.	We note that the proxy statement/prospectus includes data from Euromonitor International and MSAi. If you commissioned any research or reports for use in connection with the registration statement, please file a consent pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement.

Response: BAT respectfully informs the Staff that while the Amended Registration Statement includes data from Euromonitor International and MSAi, BAT did not commission any research or reports for use in connection with the Amended Registration Statement, and consequently a consent pursuant to Rule 436 of the Securities Act is not required as an exhibit to the Amended Registration Statement.

BAT’s Remuneration Report 2016; BAT’s Annual Report on Remuneration 2016, page 276

29.	Please tell us whether the disclosure of compensation in this section pursuant to Item 6.B of Form 20-F reflects all members of your administrative, supervisory or management bodies.

Response: In response to the Staff’s comment, BAT has revised the disclosure on page 265 in the section “BAT Group Management Board Remuneration for 2016” to include aggregate compensation for the members of the BAT management board (to the extent not previously disclosed for those who also serve as members of the BAT board of directors). BAT respectfully informs the Staff that with such revision, the disclosure of compensation in the sections “BAT’s Remuneration Report 2016; BAT’s Annual Report on Remuneration 2016” and “BAT Group Management Board Remuneration for 2016” reflects all members of BAT’s administrative, supervisory or management bodies.

Item 6.B of Form 20-F requires individual disclosure of compensation for BAT’s directors and members of its administrative, supervisory or management bodies “unless individual disclosure is not required in the company’s home country and is not otherwise publicly disclosed by the company.” BAT confirms that, except for the disclosure of individual compensation of directors, which is provided in the Amended Registration Statement, public disclosure of compensation of the directors and members of BAT’s administrative, supervisory or management bodies on an individual basis is not required under the laws of England and Wales, and that such information is not otherwise publicly disclosed by BAT.

Management’s Discussion and Analysis of Financial Condition, page 307

Key Non-IFRS Measures, page 311

Adjusted Profit from Operations, page 311

30.	We note your disclosure that adjusted profit from operations is useful to the users of the financial statements in helping them understand the underlying business performance. Please expand your disclosure to provide more specific insight into the reasons that you believe this measure is useful to investors pursuant to Item 10(e)(1)(i)(C) of Regulation S-K.

Response: In response to the Staff’s comment, BAT has expanded the disclosure on page 311, to provide more specific insight as to why BAT believes adjusted profit from operations is helpful to investors.

BAT respectfully informs the Staff that it uses adjusted profit from operations to measure business performance because BAT believes this measure best represents underlying performance by excluding the impact of certain items of income and expense which have less bearing on the BAT Group’s routine operating activities. Consequently, BAT believes that it is important to communicate clearly to shareholders this financial measure used by the BAT Group management board in monitoring the performance of the business, including the performance of the BAT Group management board. The BAT Group management board, as the chief operating decision maker, reviews current and prior year adjusted profit from operations to evaluate the performance of the group and its geographic segments to allocate resources to the overall business and to communicate financial performance to investors. Adjusted profit from operations is also a key input into management compensation incentive targets.

Note 4. Pro forma adjustments related to the merger, page 350

(b) Preliminary purchase consideration and allocation, page 350

31.	Please revise your disclosure in adjustment (ix) to include a qualitative description of the factors that make up the goodwill recognized, such as expected synergies from combining operations of the acquiree and the acquirer, intangible assets that do not qualify for separate recognition or other factors. Please see paragraph B64(e) of IFRS 3.

Response: In response to the Staff’s comment, BAT has expanded disclosure in Note 4(b)(ix) on page 353 to describe qualitatively the factors comprising goodwill, which include: (1) a strategic premium for access to the U.S. market in which BAT previously did not operate, (2) a premium paid for cost synergies expected to be achieved in the combined operations of BAT and RAI, and (3) the recognition of deferred tax liabilities in relation to the preliminary fair value adjustments on acquired intangible assets for which the amortization does not qualify as a tax deductible expense.

32.	Additionally, we note that the estimated fair value of intangible assets includes intangible assets for brands and trademarks. Please explain if any consideration was given to assigning value to contracts as an intangible asset pursuant to Paragraphs B31 to B34 of IFRS 3. In this regard, we note from RAI’s December 31, 2016 Form 10-K that it derived 28% of its fiscal 2016 revenue from McLane Company Inc., a distributor.

Response: BAT respectfully informs the Staff that BAT estimated a value of $705 million for distributor contracts which is included within “Trademarks and similar intangibles” on page 352. The value was estimated with reference to the sales of RAI to distributors, including those to McLane Company Inc., and the contribution of distributors in the context of the U.S. tobacco market. BAT views brands to be the key driver of the value of the RAI business rather than the distribution arrangements. Therefore, BAT concluded the magnitude of the recognized intangible asset for distributor contracts to be relatively small (e.g., less than 1%) in the context of the total intangible assets recognized. Consequently, the intangible asset for distributor contracts was not separately presented in the notes to the section “BAT Unaudited Pro Forma Condensed Combined Financial Information.”

Comparison of Shareholder Rights, page 378

33.	Please refer to the third paragraph. We note your disclosure that “this summary . . . is qualified in its entirety by reference to, the NCBCA, the UK Companies Act 2006, the UKLA Listing Rules.” Please delete this qualification.

Response: In response to the Staff’s comment, BAT has revised the disclosure on page 378.

Note 5. Associates and joint ventures, page FIN-27

34.	We note that your proportionate share of ITC’s profit on ordinary activities before taxation is greater than 20% of your consolidated profit before taxation. Please tell us your consideration to provide audited financial statements of ITC pursuant to Rule 3-09 of Regulation S-X. In your response, please provide us with your calculations to measure significance for fiscal 2014 through fiscal 2016.

Response: BAT respectfully informs the Staff that the financial information included on FIN-29 reflects the full results of BAT’s associates and joint ventures rather than BAT’s proportionate share in the results of BAT’s associates and joint ventures.

BAT’s share of ITC’s profit on ordinary activities was approximately 8% of BAT’s consolidated profit before taxation in fiscal 2016 and 2015, and approximately 9% in 2014 which are below the threshold to provide audited financial statements pursuant to Rule 3-09 of Regulation S-X. The calculations used to measure significance pursuant to Rule 3-09 of Regulation S-X for each fiscal year are supplementally included in the following table:

(in £ millions)	2016	2015	2014
BAT interest in ITC	29.89%	30.06%	30.26%
Investment test
BAT Group’s investments in and advances to ITC	1,394	1,136	991
BAT Group total assets	39,773	31,515	26,167
BAT Group’s investments in and advances to ITC as a % of BAT Group total assets	3.5%	3.6%	3.8%
Income test
BAT Group profit before taxation	6,542	5,855	4,848
ITC profit before taxation*	1,743	1,505	1,389
BAT Group share of ITC profit before taxation	521	452	420
BAT Group share of ITC profit before taxation as a % of BAT Group profit before taxation	8.0%	7.7%	8.7%

*	No extraordinary items, change in accounting policy or non-controlling interests were noted in any of the years presented for ITC.

In response to the Staff’s comment, BAT has expanded disclosure in Note 5(c) on page FIN-29 to clarify that the financial information of the Group’s associates and joint ventures presented is prior to reflecting BAT’s share in those results.

Note 11. Investments in associates and joint ventures, page FIN-41

35.	Revise to disclose information regarding the nature of your investment in ITC pursuant to paragraph 21(a) of IFRS 12.

Response: In response to the Staff’s comment, BAT has expanded disclosures within Note 11 on pages FIN-42-43 regarding the nature of BAT’s investment in ITC. Specifically, BAT has included the history of its investment in ITC, and the nature of ITC’s primary business activities which include the sale of cigarettes in addition to hotels, paper & packaging, agri-business and other fast-moving goods.

Exhibit 99.1—Form of Proxy Card of Reynolds American Inc.

36.	Please mark your form of proxy “Preliminary Copy.”

Response: In response to the Staff’s comment, the form proxy card of Reynolds American Inc. has been revised.

Very truly yours,

/s/ Alyssa K. Caples
Alyssa K. Caples

John Dana Brown, Esq.

Attorney Advisor

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Copies to:

Nicandro Durante

Chief Executive

British American Tobacco p.l.c.

Globe House

4 Temple Place

London WC2R 2PG

United Kingdom

Paul McCrory

Company Secretary Designate

British American Tobacco p.l.c.

Globe House

4 Temple Place

London WC2R 2PG

United Kingdom

McDara P. Folan, III, Esq.

Senior Vice President, Deputy General Counsel and Secretary

Reynolds American Inc.

401 North Main Street

Winston-Salem, North Carolina 27101

United States of America

Randi C. Lesnick, Esq.

Jones Day

250 Vesey Street

New York, New York 10281

United States of America

Matthew J. Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

United States of America